MR

10027070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 1730
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken George (603) 773-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, (Address) Miami (City) Florida (State) 33144 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/6

OATH OR AFFIRMATION

I, Eduardo Gruener, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFG Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

ANA CAROLINA MADURO
Commission # DD 742707
My Commission Expires
December 17, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash in Bank	$ 13,028	
Property and Equipment, net of Accumulated Depreciation of $ 3,128	-	
TOTAL ASSETS		$ 13,028

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 5,290
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	7,738
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,028

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

GFG SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Advisory Fees	$ 265,000	
Total Revenues		$ 265,000
OPERATING EXPENSES		
Salaries and Related Payroll Expenses	$ 287,382	
Rent	6,000	
Professional Fees	25,868	
Taxes, Other than Income Taxes	194	
Other Operating Expenses	20,320	
Total Operating Expenses		339,764
NET (LOSS)		$ (74,764)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

GFG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Total Member's Equity
Balance - January 1, 2009	$ 21,502
Capital Contribution From Member	61,000
Net (Loss) for the Period	(74,764)
Balance - December 31, 2009	$ 7,738

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

GFG SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES		
Net (Loss)	$ (74,764)	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
(Decrease) in Accounts Payable and Accrued Expenses	(4,546)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (79,310)
FINANCING ACTIVITIES		
Capital Contribution From Member	$ 61,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		61,000
(DECREASE) IN CASH		$ (18,310)
CASH AT BEGINNING OF YEAR		31,338
CASH AT END OF YEAR		$ 13,028
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - GFG Securities, LLC (the Company) was incorporated on March 3, 2004 in the State of Delaware, and on January 26, 2005 received authorization from the Financial Industry Regulatory Authority (FINRA) to operate as a registered broker dealer. The Company is primarily engaged in the business of providing advisory services in connection with mergers, acquisitions, restructurings and corporate finance.

The Company is a wholly owned subsidiary of GFG Holdings, LLC (the parent).

Government and Other Regulation - The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents - The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Property and Equipment	3

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements - In June, 2009 the Financial Accounting Standards Board (FASB) Accounting Standards Codification was issued to be the source of authoritative U.S. generally accepted accounting principles (GAAP) and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The codification does not change or alter existing GAAP and there is no expected impact on the Company's financial condition or results of operations.

Fair Value Measurement - In September 2006, the FASB issued an accounting standard which defines fair value and applies to other accounting pronouncements that require or permit fair value measurements. This standard was effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for nonfinancial assets and liabilities in fiscal years beginning after November 15, 2008. The adoption is not expected to have a material impact on the Company's financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued an accounting standard allowing entities to voluntarily choose to measure certain financial assets and liabilities at fair value ("fair value option"). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, the standard specifies that unrealized gains and losses for that instrument shall be reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The standard did not have an impact on the Company's financial condition, results of operations and cash flows, since the Company elected to not adopt this statement.

Subsequent Events - In May 2009, the FASB issued an accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or ready to be issued. The standard is effective for interim and annual periods ending after June 15, 2009. The standard did not have a material effect on the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The Parent is to include the Company's income on its tax return.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes its revenue as services are provided and collection is reasonably assured.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2009, the Company's "Net Capital" exceeded its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space facility located in Miami, Florida from its parent company. The current lease expires in 2011. During the year ended December 31, 2009, the Company incurred $6,000 of rent expense.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2010	$ 6,000
2011	3,500
	$ 9,500

<u>SUPPLEMENTARY INFORMATION</u>

GFG SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

NET CAPITAL		
Total Member's Equity		$ 7,738
Less: Non-allowable assets and haircuts		-
Net Capital		$ 7,738
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 1,790	
Accrued Expenses	3,500	
Total Aggregate Indebtedness		$ 5,290
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 352
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 2,738
Excess Net Capital at 1,000 Percent (Net Capital Less 10% of Aggregate Indebtedness)		$ 7,209
Percentage of Aggregate Indebtedness to Net Capital		68%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

GFG SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

The Company claims an exemption from Rule 15c3-3, specifically under Section (k) (2) (i) , the Company is exempt from the computation of reserve requirements and the information relating to the posession or control requirements.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To The Member
GFG Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of GFG Securities, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17-a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 18, 2010

GFG SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

GFG SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

February 18, 2010

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
GFG Securities, LLC

We have audited the accompanying statement of financial condition of GFG Securities, LLC as of December 31, 2009, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFG Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax